# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN REALTY INVESTORS INC, CIK 0001102238
CUSIP: 029174109
Title of class of securities: common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Date of event which requires filing of this statement: 04/14/2025
Filed by CIK 0001890991
Persons authorized to receive notices and communications: Steven C, Metzger, 4709 W Lovers Lane, Suite 200, Dallas, Texas (TX), 75209, 2147405030

## Reporting persons
- Phillips Bradford A. (CIK 0001890991): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ryan Phillips: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 42,984; shared voting power 0; sole dispositive power 42,984; shared dispositive power 0; aggregate amount beneficially owned 42,984 (0.4% of the class)
- Clifton Phillips: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 64,274; shared voting power 0; sole dispositive power 64,274; shared dispositive power 0; aggregate amount beneficially owned 64,274 (0.4% of the class)
  Comment: Includes 3,680 Shares directly owned by CEP May Realty Holdings LLC, the sole manager of which is Clifton Phillips
- PS II Management LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC), other (OO); sole voting power 66,319; shared voting power 0; sole dispositive power 66,319; shared dispositive power 0; aggregate amount beneficially owned 66,319 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: common stock, par value $0.01 per share
Name of issuer: AMERICAN REALTY INVESTORS INC
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed in an abundance of caution to disclose that the individuals and/or their respective entities named now hold the Shares disclosed herein and may, in the future, purchase, continue to hold and /or subsequently sell Shares depending upon market circumstances and their respective individual investment objectives, independent of Shares acquired, held or sold by any other person.

## Item 2. Identity and Background
Name of person filing: Bradford A. Phillips , Clifton Phillips , Ryan Phillips , and PS II Management LLC, a Texas limited liability company .
Residence or business address: Business addresses are: B. Phillips, 1605 LBJ Fwy, Suite 700, Dallas, TX 75234; C. Phillips, 1603 LBJ Fwy, Suite 860, Dallas, TX 75234; R. Phillips and PSII Management LLC ["PSIIMLLC"], 1603 LBJ Fwy, Suite 800, Dallas, TX 75234.
Present principal occupation or employment: B. Phillips is the Chief Executive Officer and Chairman of the LBL Group of Insurance Companies; C. Phillips is the President of Roundstone Development LLC, a Dallas Texas developer of affordable housing projects in AR, FL, MS and TX; R. Phillips is President of Signature Asset Management, Inc., a Dallas Texas owner and developer of commercial office space.
Criminal convictions in the last five years: (d)-(e) During the last five years, none of B. Phillips, C. Phillips or R. Phillips (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship: Each of B. Phillips, C. Phillips and R. Phillips is a citizen of the United States of America. PSIIMLLC is a Texas limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All acquisitions of any securities referred in Item 5(c) below have been for cash from the personal funds of the Reporting Persons through brokerage accounts which have margin availability, or from distribution from the GEP Trust prior to December 31, 2024

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of any acquisitions of securities of the Issuer are, and will be, for investment. None of the Reporting Persons has any present plans or proposals which would result in such person seeking to acquire the entire equity interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to the latest information available from the Issuer, as of March 19, 2025, the total number of issued and outstanding Shares was 16,152,043. After giving effect to the acquisitions described in Item 5(c), the Reporting Persons own and hold directly the following Shares as of April 14, 2025:

NAME NO. SHARES OWNED DIRECTLY APPROX. % of CLASS
PSIIMLLC 66,319 0.41%
C. Phillips 60,594 0.375%
CEP May Realty Holdings LLC 3,680 0.023%
R. Phillips 42,984 0.266%
Total 173,557 1.075%
Number of shares as to which each person has sole or shared power to vote or dispose: Clifton Phillips as the sole manager of CEP May Realty Holdings LLC has the sole power to vote and dispose of the 3,680 Shares it owns. Ryan Phillips as the sole manager of PS II Management LLC has the sole power to vote and dispose of the 66,319 Shares it owns.
Transactions in the class effected during the past sixty days:
Date Reporting Person Acq. or Disp. No Shares Price Per Share Where Acquired

02/07/2025 C. Phillips Acq. 334 14.3061 Open Market
02/10/2025 C. Phillips Acq. 300 13.9765 Open Market
02/11/2025 C. Phillips Acq. 249 13.1085 Open Market
02/12/2025 C. Phillips Acq. 234 13.4429 Open Market
02/13/202 C. Phillips Acq. 90 12.8922 Open Market
02/20/2025 C. Phillips Acq. 515 13.6685 Open Market
02/25/2025 C. Phillips Acq. 750 13.8294 Open Market
03/03/2025 C. Phillips Acq. 450 14.8707 Open Market
03/06/2025 C. Phillips Acq. 282 13.9986 Open Market
03/11/2025 C. Phillips Acq. 500 13.80 Open Market
03/18/2025 C. Phillips Acq. 500 13.50 Open Market
03/17/2025 C. Phillips Acq. 250 14.00 Open Market
03/24/2025 C. Phillips Acq. 551 12.5409 Open Market
03/25/2025 C. Philips Acq. 1,100 12.1141 Open Market
03/26/2025 C. Phillips Acq. 1,550 10.7683 Open Market
03/27/2025 C. Phillips Acq. 500 11.1146 Open Market
03/28/2025 C. Phillips Acq. 550 11.354 Open Market
03/31/2025 C. Phillips Acq. 700 11.2246 Open Market
04/01/2025 C. Phillips Acq. 84 11.00 Open Market
04/03/2025 C. Phillips Acq. 589 11.15 Open Market
02/07/2025 PS II Management, LLC Acq. 333 14.3601 Open Market
02/10/2025 PS II Management, LLC Acq. 300 13.9765 Open Market
02/11/2025 PS II Management, LLC Acq. 249 13.1085 Open Market
02/12/2025 PS II Management, LLC Acq. 232 13.4429 Open Market
02/20/2025 PS II Management, LLC Acq. 514 13.6685 Open Market
03/03/2025 PS II Management, LLC Acq. 450 14.8707 Open Market
03/10/2025 PS II Management, LLC Acq. 403 14.0314 Open Market
03/14/2025 PS II Management, LLC Acq. 325 14.0495 Open Market
03/10/2025 PS II Management, LLC Acq. 403 14.0314 Open Market
03/14/2025 PS II Management, LLC Acq. 325 14.0495 Open Market
03/18/2025 PS II Management, LLC Acq. 250 14.0000 Open Market
03/24/2025 PS II Management, LLC Acq. 550 12.5409 Open Market
03/25/2025 PS II Management, LLC Acq. 1,100 12.1141 Open Market
03/26/2025 PS II Management, LLC Acq. 1,550 10.7683 Open Market
03/27/2025 PS II Management, LLC Acq/ 500 11.1146 Open Market
03/28/2025 PS II Management, LLC Acq. 550 11.3540 Open Market
04/03/2025 PS II Management, LLC Acq. 700 10.9784 Open Market
04/04/2025 PS II Management, LLC Acq. 700 10.3792 Open Market
04/14/2025 PS II Management, LLC Acq. 500 11.7226 Open Market
02/07/2025 R. Phillips Acq. 334 14.3061 Open Market
02/10/2025 R. Phillips Acq. 300 13.9765 Open Market
02/11/2025 R. Phillips Acq. 249 13.1085 Open Market
02/12/2025 R. Phillips Acq. 234 13.4429 Open Market
02/20/2025 R. Phillips Acq. 515 13.6685 Open Market
02/25/2025 R. Phillips Acq. 750 13.8294 Open Market
03/03/2025 R. Phillips Acq. 449 14.8707 Open Market
03/10/2025 R. Phillips Acq. 403 14.0314 Open Market
03/14/2025 R. Phillips Acq. 325 14.0495 Open Market
03/27/2025 R. Phillips Acq. 400 11.1146 Open Market
03/28/2025 R. Phillips Acq. 400 11.354 Open Market
Other persons with the right to receive dividends or sale proceeds: No other person (other than the Reporting Persons) is known to have the right to receive or the power to direct receipt or dividends from, or proceeds of sale of the Shares held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable, but effective prior to December 31, 2024, the GEP Trust distributed to its beneficiaries all 27,602 Shares held by it, which included C. Phillips and R. Phillips.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
All Shares owned directly by C. Philips, R. Phillips and PSIIMLLC are held in bank and brokerage accounts along with other securities owned by such person or entity as such, those Shares may be deemed to be "collateral" for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Except that the two individuals and PSIIMLLC might at times appear to be (but are not) acting on behalf of and/or for each other and with respect to securities investments, including any investments in the Shares, there are no contracts, arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies to which any of PSIIMLLC, C. Phillips or R. Phillips is a party.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer including, but not limited to, transfer of voting of any of the securities, finders= fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: NONE

## Signatures
- Phillips Bradford A.: /s/ Phillips Bradford A., Phillips Bradford A (04/16/2025)
- Ryan Phillips: /s/ Ryan Phillips, Ryan Phillips (04/16/2025)
- Clifton Phillips: /s/ Clifton Phillips, Clifton Phillips (04/16/2025)
- PS II Management LLC: Ryan Phillips, Manager and President (04/16/2025)